AH 3/24/2004

04017570

CM 3.23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8-45763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ewing Bemiss & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Byrd Street, Suite 1650
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A. Hugh Ewing, III (804) 780-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

7301 Forest Avenue, Suite 300 (Address) Richmond (City) VA (State) 23226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel M. Bemiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ewing Bemiss + Co., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA S. ALLEN
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES JULY 31, 2006

Samuel M. Bemiss
Signature

MANAGING DIRECTOR
Title

Angela S. Allen
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
Years Ended
December 31, 2003 and 2002

Ewing Bemiss & Co.

Goodman & Company

CPAs ◦ Specialized Services ◦ Financial Planning

Ewing Bemiss & Co.

Contents

Goodman & Company
CPAs ○ Specialized Services ○ Financial Planning

Report of Independent Auditors

Board of Directors
Ewing Bemiss & Co.

We have audited the accompanying balance sheets of Ewing Bemiss & Co. as of December 31, 2003 and 2002, and the related statements of income, changes in equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of Ewing Bemiss & Co. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ewing Bemiss & Co. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company, L.L.P.

Richmond, Virginia
February 16, 2004

7301 Forest Avenue, Suite 300, Richmond, VA 23226-3700
ph: 804.282.7636 fax: 804.282.1461 www.goodmanco.com

Balance Sheets

December 31,	2003	2002
Assets		
Current assets		
Cash and cash equivalents	$ 980,606	$ 558,921
Accounts receivable - net	326,195	137,643
Prepaid expenses	27,585	31,179
Total current assets	1,334,386	727,743
Investments	181,845	129,442
Property and equipment - net	163,694	194,692
Notes receivable	-	84,000
	$ 1,679,925	$ 1,135,877
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 83,949	$ 44,608
Stockholders' equity	1,595,976	1,091,269
	$ 1,679,925	$ 1,135,877

The accompanying notes are an integral part of these financial statements.

Statements of Income

Years Ended December 31,	2003	2002
Revenue		
Consulting and management fees	$ 4,322,430	$ 4,852,653
Investment and rental income	71,511	2,600
	4,393,941	4,855,253
Expenses		
Salaries and related costs	2,468,236	3,143,050
Occupancy and equipment cost	294,149	306,494
Promotion cost	130,260	82,156
Communications	27,384	29,336
Office supplies and postage	72,015	58,130
Other operating expenses	467,870	251,289
	3,459,914	3,870,455
Net income	$ 934,027	$ 984,798

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Equity

Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2001	$ 6,355	$ 596,041	$ 862,047	$ 1,464,443
Net income	-	-	984,798	984,798
Distributions to stockholders	-	-	(1,357,972)	(1,357,972)
Balance - December 31, 2002	6,355	596,041	488,873	1,091,269
Net income	-	-	934,027	934,027
Distributions to stockholders	-	-	(429,320)	(429,320)
Balance - December 31, 2003	$ 6,355	$ 596,041	$ 993,580	$ 1,595,976

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

Years Ended December 31,	2003	2002
Cash flows from operating activities		
Net income	$ 934,027	$ 984,798
Adjustments to reconcile to net cash from operating activities:		
Depreciation	52,340	60,491
Notes and investments received for consulting fees and interest	-	(109,000)
Equity interest in investments	(68,123)	20,000
Bad debt expense	174,994	39,194
Change in:		
Accounts receivable	(279,504)	(10,985)
Prepaid expenses	3,594	(18,476)
Accounts payable and accrued expenses	39,342	(76,845)
Net cash from operating activities	856,670	889,177
Cash flows from investing activities		
Distributions received from investments	15,676	12,383
Proceeds on disposition of property and equipment	1,382	-
Purchase of property and equipment	(22,723)	(41,987)
Purchase of investment securities	-	(45)
Net cash from investing activities	(5,665)	(29,649)
Cash flows from financing activities		
Distributions to stockholders	(429,320)	(1,357,972)
Change in cash and cash equivalents	421,685	(498,444)
Cash and cash equivalents - beginning of year	558,921	1,057,365
Cash and cash equivalents - end of year	$ 980,606	$ 558,921

Supplemental disclosure of cash flow information

	2003	2002
Note received for consulting fees	$ -	$ 100,000
Notes received for interest	$ -	$ 9,000

The accompanying notes are an integral part of these financial statements.

December 31, 2003 and 2002

1. Organization and Nature of Business

Ewing Bemiss & Co. (Company), a Virginia Corporation was formed in 1992, under the laws of the Commonwealth of Virginia. Revenues are earned primarily from financial consulting and advisory services. The Company changed its name from Ewing Monroe Bemiss & Co. during 2003.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

Accounts and notes receivable are reviewed routinely for collectibility and an allowance for bad debts is established, if necessary. Revenues earned from seven customers comprised 80% of the Company's total revenues during the year ended December 31, 2003. Accounts receivable from these customers amounted to $238,412 as of December 31, 2003. For the year ended December 31, 2002, the Company had two accounts whose combined revenues were 33% of the total revenues. There were no accounts receivable outstanding for those accounts at December 31, 2002.

Investments

Investments represent ownership interests in nonmarketable equity securities. Nonmarketable equity securities are stated at fair value, based on the economic facts and circumstances relevant to each investment. The Company utilizes the equity method to account for pass-through investments in noncorporate entities. Investments in corporate entities are recorded at estimated fair value. Changes in fair value are reflected as nonoperating investment income or loss in the statements of income.

Property and Equipment

Property and equipment are stated at cost and depreciated by straight-line and accelerated methods over estimated useful lives which range as follows:

Office furniture and fixtures	7 to 10 years
Furniture and office equipment	5 to 7 years
Leasehold improvements	5 to 15 years

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Income Tax Status

The stockholders have elected to be taxed as an S corporation, whereby all income, losses and credits are passed through to the stockholders. Consequently, no provision for federal income taxes is included in the financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Advertising Costs

The Company expenses advertising and marketing costs as incurred. These costs total $33,019 and $12,444 for 2003 and 2002, respectfully.

3. Lease Commitments

The Company leases office facilities under a five-year non-cancelable operating lease. Rent expense totaled approximately $238,743 and $230,452 for 2003 and 2002, respectively. Subsequent to year-end, the Company executed an amendment to their lease, extending the term until August 31, 2009, subject to the terms and conditions of the amendment. The amendment provides for one additional five-year renewal period.

Future commitments under this non-cancelable operating lease and the amendment are as follows:

2004	$ 196,752
2005	203,053
2006	207,130
2007	211,236
2008	215,458
Subsequent	145,566
Total	$ 1,179,195

4. **Profit Sharing Plan**

The Company has a 401(k) profit sharing plan covering substantially all employees who have met certain eligibility requirements. Contributions to the plan are at the Company's discretion. The Company also accrued 3% of covered compensation ($65,752) as a discretionary profit sharing contribution. No contributions were made in 2002.

5. **Investments**

The Company acquired a 3% interest in Vapotherm, Inc. in 2000 in exchange for services recognized in revenue of $25,000. Based on management's assessment of fair value, the carrying value of this investment has been reduced to $12,500 as of December 31, 2003 and 2002.

The Company received a 2.788% interest in NSW, L.L.C., a limited liability company, in exchange for services of $71,434. This was the fair value estimated by management and included in revenues for 2000. Utilizing the equity method of accounting, the carrying value of this investment was $169,345 and $116,900 at December 31, 2003 and 2002, respectively.

6. **Property and Equipment**

Major classes of property and equipment consisted of the following:

	2003	2002
Leasehold improvements	$ 102,253	$ 102,253
Furniture and office equipment	401,602	457,251
	503,855	559,504
Less - accumulated depreciation	(340,161)	(364,812)
	$ 163,694	$ 194,692

Depreciation expense totaled $52,340 and $60,491 for the years ended 2003 and 2002, respectively.

7. **Common Stock**

Common stock consists of 25,000 authorized shares with a par value of $1 per share. There were 6,355 shares outstanding at December 31, 2003 and 2002.

8. **Net Capital**

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the Rule. At December 31, 2003, the Company had net capital of $875,329, which was $869,730 in excess of its net capital requirement.

9. Notes Receivable

In 2002, the Company received a note receivable from Harmony Products, Inc. in the amount of $100,000, payable in exchange for services, in total on March 19, 2007, and eight separate note receivables for monthly interest of $1,125 at an interest rate of 13.5%. The balance outstanding on these notes receivable at December 31, 2002 was $109,000. On January 14, 2004, Harmony Products, Inc. informed the Company that its unsecured debt was worthless as of December 31, 2003, therefore, the Company has elected to charge bad debt expense for the remaining balance due. The Company established an allowance for bad debts of $25,000 at December 31, 2002 for these notes.

10. Contingency

On January 13, 2004, an Amended Motion for Judgment was filed in the City of Richmond Circuit Court against the shareholders, individually, and the Company (defendants) by a former director and shareholder (plaintiff). The suit asks for damages totaling $25,508,000. The plaintiff alleges the Company's shareholders conspired against him to breach a buy-sell provision of a Shareholder Agreement, and undervalued his interest in the Company when acquiring his shares in January, 2003. The defendants have moved to dismiss most claims and intend to defend the case vigorously but will entertain a settlement. The Company has filed a counterclaim against the plaintiff for breach of contractual duties and has demanded $750,000, as well as punitive damages for tortious interference with the Company's business. At this time, no formal discovery has been conducted, nor has any trial been set. Consequently, no estimate can be made as to the time or amount, if any, of the ultimate liability.

* * * * *

Goodman & Company
CPAs ○ Specialized Services ○ Financial Planning

Report of Independent Auditors on Supplementary Information Required By Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Ewing Bemiss & Co.

We have audited the accompanying financial statements of Ewing Bemiss & Co. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 16, 2004. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company, L.L.P.

Richmond, Virginia
February 16, 2004

7301 Forest Avenue, Suite 300, Richmond, VA 23226-3700
ph: 804.282.7636 fax: 804.282.1461 www.goodmanco.com

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2003

Stockholders' equity		
Stockholders' equity qualified for net capital	$	1,595,976
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
		1,595,976
Nonallowable assets and miscellaneous capital charges		
Nonallowable receivables		324,635
Securities not readily marketable		181,845
Investments in and receivables from affiliates		1,560
Fixed assets - net		163,694
Other assets		27,585
		699,319
Net capital before capital charges on firm securities		896,657
Less - haircuts on firm securities positions		21,328
Net capital	$	875,329
Amounts included in total liabilities which represent aggregate indebtedness		
Accounts payable and accrued liabilities	$	83,949
Minimum net capital required (the greater or $5,000 or 6-2/3% of aggregate indebtedness)	$	5,599
Net capital in excess of minimum requirements	$	869,730
Ratio of aggregate indebtedness to net capital		0.10

Note There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2003.

The Company is exempt from reserve requirements and possession on control requirements under Rule 15c3-3(k)(2)(ii).

See report of independent auditors.

Goodman & Company
CPAs ○ Specialized Services ○ Financial Planning

Report of Independent Auditors on Internal Control

Board of Directors
Ewing Bemiss & Co.

In planning and performing our audit of the financial statements of ***Ewing Bemiss & Co.*** for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ***Ewing Bemiss & Co.*** that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are: (1) to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition; and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7301 Forest Avenue, Suite 300, Richmond, VA 23226-3700
ph: 804.282.7636 fax: 804.282.1461 www.goodmanco.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Goodman & Company, L.L.P.

Richmond, Virginia
February 16, 2004